May 8, 2000

Securities and Exchange Commission
Washington,  D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Corning Natural Gas Corporation and, under the date of November 15, 1999, we reported on the consolidated financial statements of Corning Nautural Gas Corporation and subsidiary as of and for the years ended September 30, 1999 and 1998. On April 19, 2000 our appointment as principal accountants was terminated. We have read Corning Natural Gas statements included under Item 4 of its Form 8-K dated April 19, 2000, as amended on April 24 and May 8, 2000, and we agree with such statements, except that we are not in a position to agree or disagree with Corning Natural Gas Corporations' statement that the change was approved by the Board of Directors.

Very truly yours,

/S/ KPMG LLP